FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES


Section 198 - Companies Act 1985

The Company was notified on 2 October 2006 that Credit Suisse First Boston, through its subsidiaries listed below, no longer have a notifiable interest in the shares of HSBC Holdings plc, for the purpose of section 198 of the Act.

A copy of the letter of notification is quoted below.

N S Black


Assistant Secretary


HSBC Holdings plc


Letter to HSBC Holdings plc dated 2 October 2006 from Rob Daborn, Vice President
- Legal and Compliance, Credit Suisse Securities (Europe) Limited


"Dear Sirs,


HSBC Holdings plc ("The Company")


This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").


We hereby notify you that on 28th September 2006, following disposal, Credit Suisse Securities (Europe) Limited, Credit Suisse International, Credit Suisse Securities (USA) LLC, Credit Suisse Investment Banking Division and Credit Suisse (Hong Kong) Limited no longer have a notifiable interest in shares of the Company for the purpose of section 198 of the Act.


Yours faithfully,

Rob Daborn
Vice-President - Legal and Compliance"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  3 October 2006